AMENDMENT TO EXPENSE LIMITATION AGREEMENT

AMENDMENT TO EXPENSE LIMITATION AGREEMENT (the “Amendment”) is made as of March 19, 2009, by and between The Lou Holland Trust, a Delaware business trust (the “Trust”), on behalf of its sole series, the Lou Holland Growth Fund (the “Fund”), and Holland Capital Management LLC, a Delaware limited liability company (the “Adviser”).

W I T N E S S E T H

WHEREAS, the Trust and the Adviser have entered into the Expense Limitation Agreement as of March 19, 2008 (the “Agreement”), pursuant to which the Adviser has agreed to limit the operating expenses of the Fund and waive or reimburse the investment management and administration fee owed to the Adviser in order that the Fund’s operating expenses will be capped at 1.35% of the Fund’s average daily net assets (the “Expense Limitation”) through December 31, 2009; and

WHEREAS, the Trust and the Adviser agree that it is in the best interests of the Fund and its shareholders to continue the Agreement for another year, and to provide certain assurances as to the continuation of the Expense Limitation.

NOW, THEREFORE, the parties hereto agree as follows:

Section 2 of the Agreement is hereby amended and restated in its entirety as follows:

This Agreement shall continue in effect through December 31, 2009 and may be terminated thereafter by either party hereto, without payment of any penalty, upon 90 days’ prior notice in writing to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of the Board of Trustees of the Trust.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the day and year first stated above.

THE LOU HOLLAND TRUST	HOLLAND CAPITAL MANAGEMENT LLC
on behalf of the Fund

By: /s/ Monica L. Walker	By: /s/ Monica L. Walker
Name: Monica L. Walker	Name: Monica L. Walker
Its: President	Its: President

CH1 11694959.1